                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D
                                    (RULE 13D-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)




                                 Winter Sports, Inc.
                                 -------------------
                                   (Name of Issuer)



                              Common Stock No Par Value
                              -------------------------
                            (Title of Class of Securities)



                                      976072108
                                    --------------
                                    (CUSIP Number)



                                 Jerome T. Broussard
                                     P.O. Box 428
                                 Whitefish, MT  59937

                                       Copy to:
                                  Steven E. Cummings
                    Christensen, Moore, Cockrell & Cummings, P.C.
                       Two Medicine Building - 160 Heritage Way
                                    P.O. Box 7370
                              Kalispell, MT  59904-0370
           ----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)



                                    March 23, 1998
                    ---------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

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CUSIP No. 976072108           Schedule 13D


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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                    Jerome T. Broussard  ###-##-####
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS

                    PF
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E)                                                / /

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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                         7    SOLE VOTING POWER

   NUMBER OF                       86,964
    SHARES            ----------------------------------------------------------
 BENEFICIALLY            8    SHARED VOTING POWER
   OWNED BY
     EACH
   REPORTING          ----------------------------------------------------------
  PERSON WITH            9    SOLE DISPOSITIVE POWER

                                   86,964
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    86,964
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    / /

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.62%
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   14     TYPE OF REPORTING PERSON

                    IN
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ITEM 1.     SECURITY AND ISSUER.

     The securities to which this statement relates are the shares of Common Stock, No Par Value ("Shares") of Winter Sports, Inc., a Montana corporation ("Winter Sports"). Winter Sports' principal place of business and executive offices are located approximately eight miles north of Whitefish, Montana, and its mailing address is P.O. Box 1400, Whitefish, Montana 59937-1400.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) Jerome T. Broussard is the beneficial owner and has sole dispositive and voting power with respect to the Shares. Mr. Broussard holds the Shares in the Jerome T. Broussard Revocable Trust. The trust is a personal trust created under the laws of the State of Montana pursuant to which Jerome T. Broussard is the sole grantor, trustee and current beneficiary. Jerome T. Broussard's wife is a contingent beneficiary with respect to the trust only to the extent assets remain upon his death.

     (b) 200 Glenwood Road, Whitefish, Montana 59937.

     (c) Consultant, Columbia Falls Aluminum Plant, Columbia Falls, Montana.

     (d)(e) Neither the trust nor Mr. Broussard have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(2) during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in Mr. Broussard or the trust being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Broussard claims the entire interest held by the Jerome T. Broussard Revocable Trust and is filing this Schedule 13D as an individual.

     (f) Mr. Broussard is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All purchases by Jerome T. Broussard through the Jerome T. Broussard Revocable Trust from trust assets which were contributed by Jerome T. Broussard.

ITEM 4.     PURPOSE OF TRANSACTION.

     The Shares were purchased for personal investment. Mr. Broussard has no current plans or proposals with respect to Winter Sports.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Broussard is the sole current beneficial owner of the assets of the Jerome T. Broussard Revocable Trust and is the beneficial owner of an aggregate of 86,964 shares, or approximately 8.62% of the Shares outstanding based on 1,008,368 shares stated by Winter Sports to be outstanding as of February 28, 1998.

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     (b) Mr. Broussard is unaware of any other person other than himself who shares in any way the power to vote or dispose of the Shares.

     (c) Mr. Broussard purchased 12,000 shares within sixty days preceding the filing of this Amendment No. 1 to Schedule 13D with the acquisitions occurring on March 23, 1998 in the amount of 10,300 shares and on April 14, 1998 in the amount of 1,700 shares.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There is no contract, arrangement, understanding or relationship (legal or otherwise) between Jerome T. Broussard or the Jerome T. Broussard Revocable Trust and any other person with respect to any securities of Winter Sports, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

     Not applicable.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 17th day of April, 1998.



                                        /s/ Jerome T. Broussard
                                        ----------------------------------------
                                        Jerome T. Broussard